UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For October 22, 2013

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contact in New York

Investor Relations

Leandro Perez Castaño, Finance & IR Manager

leandro_perez@tgs.com.ar

Carlos Almagro, Investor Relations

calmagro@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relations

Mario Yaniskowski

Tel: (54-11) 4865-9050 ext. 1238

Lucía Domville lucia.domville@grayling.com Tel: (646) 284-9416

TGS Announces Results for the Third Quarter 2013

and Nine-Month Period ended September 30, 2013

FOR IMMEDIATE RELEASE: Tuesday, October 22, 2013

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) reported today a net loss of Ps. 44.4 million, or Ps. 0.056 per share (Ps. 0.279 per ADS), for the third quarter of 2013, compared to a net income of Ps. 32.8 million, or Ps. 0.041 per share (Ps. 0.206 per ADS), in the same period in 2012.

The negative variation of the net income during 2013’s third quarter is mainly explained by  the decrease in the operating income, which was mostly affected by the higher fixed costs in the Natural Gas Transportation business segment that were not compensated by a revenue increase, given that the implementation of a tariff increase has not been yet implemented. This current situation does not allow TGS to restore its low operating income level. In addition, the Liquids variable costs also increased.

Net financial expenses also contributed to the negative variation of the net loss during the third quarter of 2013. This negative variation is mostly attributable to the impact of the foreign exchange loss generated by TGS’ U.S. dollar denominated debt, which was obtained to finance the acquisition of its fixed assets (90% of which corresponds to the Natural Gas Transportation business segment).

Net income for the nine-month period ended September 30, 2013 amounted to Ps. 49.0 million, or Ps. 0.062 per share (Ps. 0.308 per ADS), which compares with the Ps. 131.4 million, or Ps. 0.165 per share (Ps. 0.827 per ADS) recorded in the same last year period.

Moreover, in the nine-month period ended September 30, 2013, the negative Net Financial Results rose by Ps. 159.2 million. This loss could not be totally offset with the Ps. 36.7 million increase in the Operating Income, as a consequence of the lack of the tariff adjustment.

Third Quarter 2013 vs. Third Quarter 2012

During the three-month period ended September 30, 2013, TGS posted total net revenues of Ps. 548.5 million, compared to Ps. 517.8 million registered in the same quarter of 2012.

The Natural Gas Transportation business segment represented approximately 31% and 30% of TGS’ total revenues during the third quarter of 2013 and 2012, respectively. Following the implementation of the Public Emergency Law in 2002, TGS has not received any increase in its regulated gas tariff. Natural Gas Transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. The Company also provides interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, TGS renders operation and maintenance services of the Natural Gas Transportation facilities, which belong to certain gas trusts (fideicomisos de gas) created by the Argentine Government to expand the capacity of the Argentine natural gas transportation pipeline system. This business segment is subject to “ENARGAS” (the National Gas Regulatory Body) regulation.

Natural gas transportation revenue increased by Ps. 14.8 million in the third quarter of 2013, from the same period of 2012.  The increase in revenues is  explained by higher volumes transported under interruptible natural gas transportation contracts, in a context in which the implementation of a tariff increase has not been yet implemented.

The Production and Commercialization of Liquids segment revenue decreased by Ps. 3.2 million in the third quarter of 2013, compared with the previous year’s period, mainly due to a lower volume exported and a decline in the international reference prices. Both effects were partially compensated by an increase in the foreign exchange rate of the Argentine peso compared to the U.S. dollar.

Liquids’ Production and Commercialization revenues accounted for approximately 62% and 66% of the total revenue for the third quarter of 2013 and 2012, respectively. Liquids Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, Province of Buenos Aires, where all of TGS’s main natural gas pipelines connect, and where ethane, propane, butane and natural gasoline are recovered. The Company commercializes Liquids for its own account and also on behalf of TGS’ clients.

Other Services revenues increased by Ps. 19.2 million in the third quarter of 2013 from the same period of 2012. This positive variation of the revenues was mainly the consequence of an increase in the revenues related to the construction services and steam generation services for electricity generation.

The Other Services business segment mainly consists of midstream and telecommunication activities. As a percentage of the Company’s total revenue, it accounted for approximately 7% and 4% of the revenue in the three-month period ended September 30, 2013 and 2012, respectively.  Midstream activities consist of gas treatment, separation, and removal of impurities from the natural gas stream, as well as gas compression, rendered at the wellhead, typically for gas producers. In addition, TGS provides services related to pipeline and compression plant construction, operation and maintenance services, and steam generation for electricity production. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Cost of sales and administrative and selling expenses increased to Ps. 465.1 million in the third quarter 2013 from Ps. 380.2 million in the same previous year period. This variation is mainly attributed to an increase in the fixed costs of the Natural Gas Transportation business segment and an increase in the Liquids variable production costs. However, tax on exports decreased by Ps. 20.2 million, as a result of lower volumes exported.

Net financial expense was Ps. 150.8 million in the third quarter of 2013, compared to Ps. 86.8 million reported in the same period of 2012. This Ps. 64.0 million negative variation is mostly attributable to a higher foreign exchange loss generated by TGS’s U.S. dollar denominated debt obtained to finance the acquisition of the fixed assets, of which 90% correspond to the Natural Gas Transportation business segment.

Nine-Month Period ended September 30, 2013 vs. Nine-Month Period ended September 30, 2012

For the nine-month period ended September 30, 2013, the Company recorded a total net revenue of Ps. 1,849.5 million, representing an increase of Ps. 150.2 million in comparison with the nine-month period ended September 30, 2012.

Natural Gas Transportation revenues for the nine-month period ended on September 30, 2013, increased by Ps. 55.7 million from the same 2012 period. The positive variation is mainly attributable to higher volumes transported under interruptible natural gas transportation contracts, in a context in which the implementation of a tariff increase has not been yet implemented.

Liquids Production and Commercialization segment increased Ps. 105.7 million in the nine-month period ended September 30, 2013, when compared to the same period in 2012. This increase is mainly due to: (i) the variation in the foreign exchange rate of the Argentine peso compared to the U.S. dollar, and (ii) better sales terms, which were valid until April 30, 2013. Both effects were partially offset by a decline in the international reference prices and lower volumes exported in order to satisfy local demand of propane and butane.

Other Services revenues decreased Ps. 11.2 million, when compared to the nine-month period ended September 30, 2012. The decrease is mainly explained by lower revenues generated by construction services rendered in connection with the expansion works, both in the natural gas transportation pipeline system and the facilities located near the city of Bahía Blanca for the input of re-gasified liquefied natural gas proceeding from the re-gasification tank. This effect was partially offset by higher revenues related to steam generation services for electricity generation and the positive impact of the foreign exchange rate of the Argentine peso related to the U.S. dollar over the services of treatment and compression of natural gas.

Operating costs increased Ps. 113.5 million in the nine-month period ended September 30, 2013, when compared to the same period in 2012. This variation is mainly attributed to the increase in fixed costs in the Natural Gas Transportation business segment and in other operating costs. Other operating results for the nine-month period ended September 30, 2013, had a positive variation of Ps. 21.7 million, compared with the same period in 2012. This variation is mainly attributable to the provisions for contingencies accruals recorded during the second quarter of 2013.

Net financial expense rose to Ps. 368.3 million at the close of the nine-month period for 2013 compared to Ps. 209.1 million reported in the same period of 2012. This increase of Ps. 159.2 million was mainly related to the Ps. 156.5 million increase in the foreign exchange loss generated basically by a higher devaluation of the local currency in the nine-month period of 2013, which has impacted TGS’ U.S. dollar denominated debt obtained to finance the acquisition of the fixed assets, of which 90% correspond to the Natural Gas Transportation business segment.

For the nine-month period of 2013, TGS reported a Ps. 71.7 million income tax expense, compared to Ps. 31.2 million reported in the same period of 2012.

Liquidity and Capital Resources

Even though cash flow from operating activities in the nine-month period of 2013 increased by Ps. 89.1 million, cash generation declined by Ps. 175.9 million in this period, mainly because of the dividend payments of Ps. 263.7 million.

Please see the attached tables for additional financial and operating information.

TGS, with a current firm contracted capacity of approximately 2.9 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of Liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the Company’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. and a subsidiary, which altogether hold 50% of CIESA’s Common Stock, (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) who has a trust shareholding of 40%; and (iii) EPCA S.A. (which belongs to Pampa Energía S.A.) with the remaining 10%.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the nine and three-month period ended September 30, 2013 and 2012

(In millions of Argentine pesos)

Nine month period ended September 30, 2013	Gas Transportation	Liquids Production and Commercialization	Other Services	Total
Net revenues	502.1	1,249.7	97.7	1,849.5
Operating income	43.6	377.2	27.8	448.6
Depreciation of PP&E	(134.6)	(35.1)	(12.1)	(181.8)

Nine month period ended September 30, 2012
Net revenues	446.4	1,144.0	108.9	1,699.3
Operating income	33.2	345.4	33.3	411.9
Depreciation of PP&E	(129.6)	(33.7)	(11.3)	(174.6)

Breakdown of Net Financial Expense for the nine-month periods ended September 30, 2013 and 2012

 (In millions of Argentine pesos)

	2013	2012
Generated by Assets
Interest	76.3	49.1
Foreign exchange gain	76.8	43.8
Subtotal	153.1	92.9
Generated by Liabilities
Interest expense	(160.0)	(131.2)
Foreign exchange loss	(342.5)	(153.0)
Derivatives	3.7	-
Others	(22.6)	(17.8)
Subtotal	(521.4)	(302.0)
Total	(368.3)	(209.1)

Exhibit III

Transportadora de Gas del Sur S.A.
Consolidated Balance Sheets as of September 30, 2013 and December 31, 2012
(In millions of Argentine pesos)

	09/30/2013	12/31/2012
Assets		
Current assets		
Property, plant and equipment	3,898.6	3,948.0
Intangible assets	1.8	2.5
Investments in equity-accounted investees	3.5	3.2
Other financial assets	185.3	-
Deferred tax assets	0.4	0.1
Other receivable	55.4	50.8
Trade receivable	38.3	48.1
Total non current assets	**4,183.3**	**4,052.7**
Current assets		
Other receivable	173.9	167.6
Inventories	11.6	54.3
Trade receivable	391.6	449.1
Derivative financial instrument	3.7	-
Other financial assets	2.3	138.5
Cash and cash equivalent	818.1	693.0
Total current assets	**1,401.2**	**1,502.5**
Total assets	**5,584.5**	**5,555.2**
Equity		
Equity attributable to owners of the Company	1,964.4	2,033.9
Non-controlling interests	-	-
Total equity	**1,964.4**	**2,033.9**
Liabilities		
Non-current liabilities		
Deferred tax liabilities	529.4	557.6
Advances from customers	293.2	279.6
Loans	1,633.9	1,853.5
Total non-current liabilities	**2,456.5**	**2,690.7**
Current liabilities		
Provisions for contingencies	137.6	144.1
Other payables	4.8	150.0
Advances from customers	25.7	24.6
Taxes payable	35.1	73.8
Payroll and social security taxes payable	56.7	53.2
Loans	614.6	22.6
Trade payable	289.1	362.3
Total current liability	**1,163.6**	**830.6**
Total liabilities	**3,620.1**	**3,521.3**
Total equity and liabilities	**5,584.5**	**5,555.2**

Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the nine-month periods ended September 30, 2013 and 2012

(In millions of Argentine pesos)

	2013	2012
Cash flows provided by operating activities		
Net income for the period	49.0	131.4
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	181.8	174.6
Amortization of intangible assets	0.7	0.7
Consumption of materials	3.0	1.6
(Decrease) / Increase in allowances and provisions	(6.5)	12.8
(Gain) / loss on related companies	0.1	(0.3)
Interest expense accrual	151.2	124.3
Interest income on investments other than cash and cash equivalents	(11.7)	(6.2)
Income tax accrued	31.2	71.7
Derivative financial instrument results	(3.7)	-
Foreign exchange loss	277.3	120.7
Non-cash revenues	(0.8)	-
Changes in assets and liabilities:		
Trade receivables	67.0	(3.2)
Other receivables	(13.2)	(77.0)
Inventories	42.7	(5.8)
Accounts payable	(71.5)	5.6
Payroll and social security taxes	3.5	(9.3)
Taxes payable	(38.5)	(22.1)
Advances from customers	(35.2)	(41.8)
Other liabilities	(0.2)	(0.1)
Provisions for contingencies	(18.2)	(0.1)
Interest paid	(81.6)	(65.6)
Income tax paid	(60.0)	(34.7)
Cash flows provided by operating activities	**466.4**	**377.2**
Cash flows used in investing activities		
Additions to property, plant and equipment	(128.3)	(115.8)
Cash flows used in investing activities	**(128.3)**	**(115.8)**
Cash flows (used in) / provided by financing activities		
Advances from customers	22.6	6.7
Payment of loans	(2.2)	-
Proceeds of loans	-	20.0
Dividends paid	(263.7)	-
Cash flows (used in) / provided by financing activities	**(243.3)**	**26.7**
Effect of foreign exchange rate changes on cash and cash equivalents	**30.3**	**12.8**
Net increase in cash and cash equivalents	**125.1**	**300.9**
Cash and cash equivalents at the beginning of the year	**693.0**	**346.7**
Cash and cash equivalents at the end of the period	**818.1**	**647.6**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Senior Legal Counsel

Date: October 22, 2013